mwe.com Gary Emmanuel Attorney at Law gemmanuel@mwe.com +1 212 547 5541

August 15, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Ryan Rohn

Stephen Krikorian

Priscilla Dao

Joshua Shainess

Re:	Beamr Imaging Ltd.

Amendment No. 1. To Registration Statement on Form F-1

Filed July 12, 2022

File No. 333-262904

Dear Mr. Shainess:

On behalf of Beamr Imaging Ltd. (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated July 12, 2022, relating to the above referenced Amendment No. 1. to Registration Statement on Form F-1 (File No. 333-262904) filed by the Company on July 12, 2022.

Concurrent with the submission of this letter, the Company is filing via EDGAR Amendment No. 2. to its Registration Statement on Form F-1 (the “Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information.

For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto. Capitalized terms used herein but not defined herein have the meanings given to such terms in the Registration Statement.

One Vanderbilt Avenue New York NY 10017-3852 Tel +1 212 547 5400 Fax +1 212 547 5444 US practice conducted through McDermott Will & Emery LLP.

Recent Developments, page 2

1.	We note that you have delayed the anticipated timeline for the release of the integrated video optimization engine, cloud-based SaaS platform, and the commercial launch of the HW-Accelerated Content Adaptive Encoding solution. To the extent material, provide additional context so investors can understand the reasons for, and assess the viability of, the revised timeline for the development and launch of your solutions.

Response: The Company respectively advises the Staff that the reason for the delay in the Company’s planned cloud-based SaaS platform is the delay in the IPO process. The Company initially anticipated its IPO to occur by March-April 2022, and expected to start recruiting additional personnel in order to complete its cloud-based SaaS platform. As a result of the delay in the IPO process by approximately 4-5 months, the Company’s milestones had to be adjusted accordingly. The Company has revised its disclosure on pages 2, 71 and 77 of the Registration Statement to clarify that the anticipated timeline is contingent upon completion of the IPO by the fourth quarter of 2022.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Impact of Invasion of Ukraine, page 58

2.	We note your disclosure that the potential impact of the conflict and any resulting bans, sanctions and boycotts on companies doing business in Russia is currently uncertain and that the conflict could have a material adverse effect on your operations, results of operations, financial condition, liquidity and business outlook. Please expand your discussion to address any impact resulting from the reaction of your investors, employees, customers, and/or other stakeholders to any action or inaction arising from or relating to the invasion, including the payment of taxes to the Russian Federation. Additionally, address whether there is a possibility that Russia or another government could nationalize your assets or operations in Russia and quantify the potential impact to your financial statements.

Response: The Company respectfully advises the Staff that its operations and presence in Russia is limited. The Company does not have any manufacturing operations in Russia and it does not sell any products in Russia and as a consequence it has not derived any revenues from there. To date, none of the Company’s investors expressed concern with respect to the Company’s operations in Russia and none of the Company’s customers terminated or downsized their engagement with the Company as a result of such operations. The Company’s employees in Russia have not to date experienced any change in their daily ability to perform their tasks. The Company does not expect Russia or another government to nationalize its assets or operations in Russia. In particular, the Company’s primary assets are software that is stored outside of Russia and the Company’s products and services are all delivered from outside of Russia. In addition, the Company believes that if it needed to, it would be able to recruit personnel outside Russia without any material interruption to its operations. As a result, the Company believes that if nationalization were to occur, any impact on the Company’s financial statements would be immaterial. In response to the Staff’s comment, the Company has revised its disclosure on pages 39 and 58 of the Registration Statement.

3.	Provide detailed disclosure regarding your stated intentions to implement a business continuity plan in order to address risks related to the conflict on your personnel, operations and product development, including with respect to alternative payment solutions for personnel in Russia and relocating certain personnel to territories outside Russia.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 39 and 58 of the Registration Statement.

4.	Please describe the extent and nature of the role of the board of directors in overseeing risks related to Russia’s invasion of Ukraine, including risks related to cybersecurity, sanctions, employees based in affected regions, and risks associated with ongoing or halted operations or investments in affected regions.

Response: Since the start of the conflict, the Company has been constantly evaluating its activities in Russia. The Company’s board is responsible for overseeing risks related to Russia’s invasion of Ukraine, including risks related to cybersecurity, sanctions, employees based in Russia and risks associated with ongoing or halted operations or investments in affected regions and is actively monitoring key risks. In response to Russia’s invasion of Ukraine, in March 2022, the Company’s management presented to the board a business continuity plan. The Company has updated its disclosure on page 58 of the Registration Statement to describe the board’s role and provide disclosure regarding implementation of the business continuity plan in response to comment number 3 above.

Exhibit 23.1, page 1

5.	Your auditor refers to their report dated July 12, 2022 in the consent. However, their report on page F-3 is dated February 22, 2022 (except for Note 16D and Note 16E, where the date is July 12, 2022). Please have your auditor advise or revise this discrepancy accordingly.

Response: The Company respectively advises the Staff that in response to the Staff’s comment, the date of the auditor’s consent has been revised to match the auditor’s report. In addition, reference has been added to include certain exceptions.

Please contact me at 212-547-5541 if you have any questions or require any additional information in connection with this letter.

Sincerely,

/s/ Gary Emmanuel

cc: Sharon Carmel, Chief Executive Officer

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